Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 001-09645
EMPLOYEE Q & A
1.	What are the transactions the Board has approved?

We have entered into an amended merger agreement with a private equity group co-led by Thomas H. Lee Partners and Bain Capital Partners, pursuant to which the private equity group will acquire Clear Channel. Under the terms of the merger agreement, as amended, our shareholders will receive $39.20 per share cash consideration, without interest, for each share owned. As an alternative to receiving the cash consideration, and subject to proration, Clear Channel’s unaffiliated shareholders will be offered the opportunity, on a purely voluntary basis, to exchange some or all of their shares of Clear Channel common stock for shares of Class A common stock in the new corporation formed by the private equity group to acquire Clear Channel. The transaction is expected to occur by the end of this year and is subject to the approval of our shareholders, regulatory approvals and customary closing conditions.

Upon closing, Clear Channel’s shares will cease trading on the New York Stock Exchange. The Class A common stock of the new corporation will be registered with the Securities and Exchange Commission. However, the Class A common stock will not be listed on any exchange.

The Mayses will join the private equity group in acquiring an ownership interest in the newly formed corporation, and Mark and Randall Mays will continue to serve as CEO and President/CFO of Clear Channel, respectively. Lowry Mays will also continue to have an active role in Clear Channel. We do not anticipate any senior management changes.

2.	Why are we doing this?

The Board has concluded that this acquisition is fair and in the best interests of our shareholders. As you know, we believe that Clear Channel outperforms the competition in every business in which we operate, but the public market has not appropriately valued our performance. The all-cash offer represents a premium of approximately 34% over Clear Channel’s average daily closing share price during the 60 trading days ended October 24, 2006, the last trading day prior to Clear Channel’s announcement that it was evaluating strategic alternatives. The board of directors makes no recommendation with respect to the stock election or the Class A common stock in the new corporation.

3.	When will all this happen?

The transactions contemplated by the merger agreement are subject to shareholder approval, antitrust clearances, FCC approval and other customary closing conditions. We expect to close the transaction by the end of this year, subject to receipt of all necessary approvals and the satisfaction or waiver of such closing conditions to the merger.

The sale of the television division and the smaller market radio stations is in process. We hope to finalize these asset sales during the second half of this year.

4.	Will corporate headquarters move from San Antonio?

There are no plans to move our corporate headquarters.

5.	There are rumors that the consortium will now require Clear Channel to engage in layoffs and other cost-cutting. Is this true?

We do not expect the merger transaction to result in any significant reductions to our core workforce. While future employment is never guaranteed, reductions in force are typically associated with so-called strategic mergers in which two companies and their employees are combined, rather than with transactions that are more properly characterized as financial investments such as this one. The private equity group is making a very large investment in our company, and it is in their best interest for the company to continue having the right people with the right tools to grow and prosper.

6.	What if there are layoffs? Is there a severance plan?

We believe we have the highest-performing employees in our industries, and the new investors and our current Board want our employees to stay focused and committed. Although no layoffs are contemplated currently as a result of the merger, Clear Channel has approved a severance plan for any employee whose job may be eliminated as a result of this transaction.

Again, we do not expect the merger to result in workforce reductions, and we do not want employees to experience undue anxiety. However, in the unlikely event some reductions are required during the one year period following the closing of the merger, we have developed a severance plan to assure that you will not be left without protection.

Any full time or part time employee of Clear Channel (or any of its subsidiaries) who is actively employed at the time the merger is completed, and who is involuntary terminated without cause during the following one-year period is eligible for the benefits described below. These benefits are also available to any full time or part time employee of a divested entity (such as a smaller market radio or television station), who is involuntarily terminated without cause, and who is not offered comparable employment with the new owner. However, any employee who is collectively bargained, party to an employment agreement or other agreement with Clear Channel or any subsidiary that provides for severance, or who is a temporary employee is not an eligible employee under this severance policy.

Years of Service at Termination	Amount of Severance

Less than 6 months	1 month of Base pay
At least 6 months but less than one year	3 months of Base pay
One to less than three years	6 months of Base pay
Three years or more	9 months of Base pay
“Base pay” means, in the case of a full time employee, the employee’s applicable base benefit rate in effect at the time of termination or, in the case of a part time employee, the employee’s average base wages over the immediately preceding twelve week period.

“Cause” means (i) intentional failure to perform reasonably assigned duties, (ii) dishonesty or willful misconduct in the performance of duties, (iii) involvement in a transaction in connection with the performance of duties to Clear Channel or any of its subsidiaries which transaction is adverse to the interests of Clear Channel or any of its subsidiaries and which is engaged in for personal profit or (iv) willful violation of any law, rule or regulation in connection with the performance of duties (other than traffic violations or similar offenses).

“Comparable employment” means a position which is offered to an employee where there is no reduction in base salary or scheduled hours, and where the employee is not required to commute more than 30 miles further than the employee’s present commute.

7.	What about Clear Channel Outdoor? There are rumors that CCO will be sold to some other entity.

The merger agreement does not include a provision for taking CCO private or selling CCO to another buyer prior to completing the merger.

8.	How will this impact my salary and bonus/commission plan?

The merger should not have any negative impact on your current salary, bonus, or commission plan. We expect that management will maintain these plans consistent with past practices of Clear Channel during the period prior to the completion of the merger. This applies to the sale of smaller market radio and television stations while they remain part of Clear Channel. The purpose of competitive bonus and commission plans is to ensure a strong and motivated workforce, which is a top priority of Clear Channel and the new investor group.

9.	Will there be any change in my benefits plans, such as Medical, Dental, 401(k), Employee Stock Purchase Plan, Short- and Long-term disability insurance, Life insurance, Sick leave, Vacation, etc?

There are no plans to change the benefits provided to Clear Channel Communications employees for the remainder of 2007. As always, we will review the entire benefits package to ensure the plans meet the needs of Clear Channel and its employees. Any changes are typically effective the first day of the next calendar year. The exceptions are the Employee Stock Purchase Plan and the Non-Qualified Deferred Compensation Plan.

The merger agreement provides that any offering periods under the ESPP will be suspended after December 1, 2006 and no purchases of Clear Channel’s stock will be made after December 31, 2006. In addition, the ESPP will terminate immediately prior to closing of the merger. All outstanding shares of Clear Channel stock whether purchased through the ESPP will be treated the same as any other shares under the amended agreement.

When the merger is completed, the terms of the Non-Qualified Deferred Compensation Plan provide that it will automatically terminate. If you are either a current or former employee with an account balance in that plan, your entire account balance will be distributed to you within six weeks. This amount will be taxable to you as ordinary compensation income.

14.	What about my stock options and restricted stock?

There will be no change to any of the provisions of stock options or restricted stock granted prior to the date of the second amendment of the merger agreement. At the closing of the merger, all unvested stock options and restricted stock granted prior to the date of the second amendment of the merger agreement will accelerate and become immediately vested and exercisable. Also, if you are employed by a Clear Channel entity which will be divested and that transaction is finalized before the merger closes, your unvested stock options and restricted stock may be accelerated and become immediately vested and exercisable at that time in accordance with the applicable plan and any purchase agreement.

15.	If I have vested stock options and want to exercise them before the transaction occurs, can I do so?

Yes, any vested stock options may be exercised by calling UBS, our stock option administrator, at 1-877-678-6228.

16.	If I own CC stock as an individual or through the ESPP, 401(k) or Non-Qualified Deferred Compensation plans, or if I hold restricted stock, will I continue to receive stock dividends between now and the date the transaction is completed?

Yes, you will continue to receive dividends declared by Clear Channel’s Board of Directors.

17.	What if someone asks me questions about these transactions?

For legal reasons, only Clear Channel designated representatives are authorized to provide information about these transactions. Please refer any inquires you receive to Lisa Dollinger at 210-832-3474.

18.	What if I have additional questions?

We have an Employee Hotline to answer your questions related to the merger: 1-888-403-4722. The employees who are staffing this number are available if you would like clarification of the information contained in this Q & A document, but please remember that further details may not yet be available. We will share additional information as it becomes available.
IMPORTANT ADDITIONAL INFORMATION REGARDING THE MERGER AND WHERE TO FIND IT:
CLEAR CHANNEL AND THE NEW CORPORATION ISSUING THE CLASS A COMMON STOCK WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, SECURITY HOLDERS OF CLEAR CHANNEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE ACQUISITION, CAREFULLY IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. SHAREHOLDERS OF CLEAR CHANNEL MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, A SHAREHOLDER WHO WISHES TO RECEIVE A COPY OF THESE MATERIALS (WHEN THEY BECOME AVAILABLE), WITHOUT CHARGE, SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.